EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Stock Exchange Notification dated August 27, 2008.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771, and Registration Statement No.333-140456.
Stock Exchange Notification
August 27, 2008
GEIR OVE OLSEN NEW CFO IN EKSPORTFINANS ASA
Geir Ove Olsen has been appointed new CFO in Eksportfinans ASA and will join the company on December 1, 2008 at the latest. He succeeds CFO Cecilie Haarseth who leaves Eksportfinans for another external position on September 1, 2008.
Geir Ove Olsen comes from the position as CFO in Toyota Kreditbank GmbH, Norway – a position he has held since 1997. He has previous working experience from Dyno Industrier ASA, Sentralskattekontoret for storbedrifter and Puget Sound Bank in Seattle, United States. Mr. Olsen holds a MBA from Pacific Lutheran University in Tacoma, United States, where he specialized in finance and economic management.
Kjell Danielsen is constituted as CFO until Geir Ove Olsen commences.
For further information, please contact:
President and CEO Gisele Marchand, tel: +47 22 01 22 01, e-mail: gma@eksportfinans.no
Head of Communications Elise Lindbæk, tel: +47 22 01 22 64, e-mail: el@eksportfinans.no
Eksportfinans is the Norwegian institute for the financing of exports – the banks’ and the Norwegian state’s joint institution for developing and offering competitive, long-term financing services to the export and municipal sectors. For further information, go to the website www.eksportfinans.no

Exhibit Index is on page 3